September 20, 2007

Mr. Terence O’Brien

Division of Corporation Finance

Accounting Branch Chief

Mail Stop 7010

US Securities and Exchange Commission

Washington, DC	20549-7010

Re:	Omega Flex, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed April 2, 2007

File No. 0-51372

Dear Mr. O’Brien:

On behalf of Omega Flex, Inc. (the “Company”), our responses to your comment letter dated September 6, 2007 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the year ended December 31, 2006 (the “Annual Report”), are set forth below.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Non-GAAP Financial Measures – page 24

We note your response to the comment in our letter dated August 6, 2007. Specifically, you state “[t]he Company believes that it is more appropriate than not to continue to exclude disproportionately large and anomalous items from Core Operating Profits in arriving at a non-GAAP financial measure in the belief that excluding those charges provides to the investors a clearer picture of the company’s prospects for future performance, and enables a better comparison to prior and future periods when the anomalies have ceased.” Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” states the following:

Companies should never use a non-GAAP financial measure in an attempt to smooth earnings. Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

It is permissible and may well be necessary to identify, discuss, and analyze material restructuring charges and other items, whether they are recurring or non-recurring, in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Depending on the nature and materiality of the charge or other item, it will likely be necessary to discuss the nature of such charges or other items, their recurring or non-recurring nature, their significance to an investor in evaluating the company’s financial condition and/or results of operations and whether they relate to material known trends, events or uncertainties that must be disclosed.

Whether an item may, or indeed must, be discussed in MD&A is a different question from whether it may be eliminated or adjusted in connection with a non-GAAP financial measure. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. [Emphasis added.]

Based on the above guidance, we do not disagree that the class action litigation expense should be discussed in MD&A. As noted in the second paragraph from Question 8, certain charges included within US GAAP measures may need to be identified, discussed and analyzed separately within MD&A. However, it does not appear to us that the need to discuss these charges necessarily warrants your non-GAAP measure presentation for an investor to obtain an understanding of your operating performance. The litigation expenses can be and/or were identified, discussed and analyzed separately from operating profit discussions.

In addition, Question 8 further states that non-GAAP measures eliminating recurring items may be more likely permissible, if you believe it is probable that the financial impact of the item will disappear or become immaterial within the near-term. While the litigation expense you incurred and are currently eliminating from operating profit are larger than you other current litigation expenses, it remains that it is a product liability litigation, which you are subject to currently and will most likely be subject to in the future based on the nature of your business. As such, it is difficult for us to understand how these litigation expenses are non-recurring. Based on the above, your non-GAAP measure with the adjustments for these litigation expenses is not appropriate under Item 10(e) of Regulation S-K. Therefore, we believe you should revise your presentation of core operating profits in future filings.

The Company appreciates and understands the staff’s position; however, we respectfully disagree with the staff’s position that the Company’s use of non-GAAP financial measure regarding the class action litigation is not in accordance with Item 10(e) of Regulation S-K for the reasons stated in our previous correspondences The majority of the class action litigation expenses were incurred in 2006, with only minor expenses incurred this year and will disappear entirely after the third quarter of 2007 (i.e., it will “disappear or become immaterial within a near-term finite period”) and those expenses are no longer material to the Company, nor to an understanding by shareholders and investors of the Company’s future prospects, the Company will comply with the staff’s request in future filings. The Company will not use in future filings a non-GAAP financial measure to analyze and discuss the impact of the class action litigation expenses on the Company’s operating results. This does not preclude the Company from using other non-GAAP financial measures in the future under appropriate circumstances to clarify shareholder information and in accordance with Item 10(e) of Regulation S-K.

* * * *

If you have any questions regarding our response or require additional information, please contact me at (610) 524-7272. Ext. 3016.

Sincerely,

Omega Flex, Inc.

E. Lynn Wilkinson

Vice President Finance and

Chief Financial Officer

cc:	Tracy Houser, Staff Accountant

Jeanne Baker, Staff Accountant